UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

On January 14, 2008, the Company issued a press release announcing financial results for the second quarter of fiscal year 2008, ended October 31, 2007. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: January 15, 2007

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated January 14, 2008, announcing financial results for the second quarter of fiscal year 2008, ended October 31, 2007.

ASAT Holdings Announces Financial Results For The

Second Quarter of Fiscal Year 2008

HONG KONG and MILPITAS, Calif., – January 14, 2008 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the second quarter of fiscal 2008, ended October 31, 2007.

Net revenue in the second quarter of fiscal 2008 increased 6.6 percent to $40.2 million, compared with net revenue of $37.7 million in the previous quarter. Second quarter net loss was $5.2 million, or a net loss of $0.13 per American Depositary Share (ADS). Second quarter net loss includes a charge of approximately $92,000 in reorganization costs for follow-on expenses related to completing the move of the Company’s manufacturing operations to China. Net loss in the first quarter of fiscal 2008 was $5.7 million, or a net loss of $0.14 per ADS, and included reorganization costs of approximately $132,000.

Additional Second Quarter Results

•	Net sales for assembly were $38.5 million

•	Net sales for test were $1.7 million

•	Capital expenditures were $3.4 million

•	Cash and cash equivalents at the end of the quarter were $6.2 million

“We recorded another quarter of revenue growth and better overall financial performance, further validating our financial improvement plan implemented in 2007 is succeeding,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “We continued to execute on our strategy to build our client base, which has resulted in new customers and additional qualifications along with more business from existing customers. Also, we continue to be encouraged with the level of design activity with new products that offer high growth for the next year.”

Third Quarter Fiscal 2008 Outlook

“While we are firing on all cylinders and our long-term prospects look good, we have seen a recent general softening in the macro economy that leads us to be cautious in our short-term forecast. Based on current customer feedback, we forecast revenue for the January quarter will be in-line with the October quarter,” said Mr. Li.

Conference Call and Webcast on January 14, 2008 at 8:30 a.m. ET

ASAT Holdings Limited is scheduled to hold a conference call to discuss the financial results and other financial matters today at 8:30 a.m. ET/5:30 a.m. PT. To access the call, dial (480) 248-5081. A replay of the call will be available until January 21, 2008. To access the replay, dial (303) 590-3030. The passcode is 3826856. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com.

ASAT Holdings Limited Reports Second Quarter Fiscal Year 2008 Financial Results

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 19 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position in our fiscal quarter, our manufacturing capacity and cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our obtaining additional financing, possible delisting of the Company’s securities from Nasdaq, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, continued operational efficiencies, customer retention, growth and expectations, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s quarterly report on Form 6-K and annual report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi
Summit IR Group Inc.
408.404.5400 ir@asat.com

ASAT Holdings Limited Reports Second Quarter Fiscal Year 2008 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
Market Segment	October 31, 2007 % of Net Revenues	July 31, 2007 % of Net Revenues
	(Unaudited)
Communications	46	48
Automotive/Industrial & Other	9	15
Consumer	22	20
PC/Computing	23	17

Revenue Breakdown by Region

	Three Months Ended
Region	October 31, 2007 % of Net Revenues	July 31, 2007 % of Net Revenues
	(Unaudited)
United States	83	82
Europe	6	5
Asia	11	13

Revenue Breakdown by Customer Type

	Three Months Ended
Customer Type	October 31, 2007 % of Net Revenues	July 31, 2007 % of Net Revenues
	(Unaudited)
Fabless	85	83
IDM	15	17

Summary financial data follows

ASAT Holdings Limited

Condensed Consolidated Statements of Operations

(USD in thousands, except share data)

For the three months ended October 31, 2007, July 31, 2007 and October 31, 2006, and

for the six months ended October 31, 2007 and October 31, 2006

	Three Months Ended			Six Months Ended
	October 31, 2007 (Unaudited)	July 31, 2007 (Unaudited)	October 31, 2006 (Unaudited)	October 31, 2007 (Unaudited)	October 31, 2006 (Unaudited)
Net Sales	40,234	37,735	40,989	77,969	87,322

Cost of sales (Note A)	34,799	32,702	37,103	67,501	78,854

Gross profit	5,435	5,033	3,886	10,468	8,468

Operating expenses:
Selling, general and administrative	5,145	5,227	5,311	10,372	10,687
Research and development	498	512	632	1,010	1,236
Reorganization expenses (Note B)	92	132	607	224	1,028
Facilities and relocation charges	—	—	999	—	2,553

Total operating expenses	5,735	5,871	7,549	11,606	15,504

Loss from operations	(300)	(838)	(3,663)	(1,138)	(7,036)
Other income, net	68	222	245	290	476
Interest expense:
- amortization of deferred charges	(841)	(892)	(997)	(1,733)	(2,021)
- third parties	(4,146)	(4,100)	(3,913)	(8,246)	(7,827)

Loss before income taxes	(5,219)	(5,608)	(8,328)	(10,827)	(16,408)
Income tax expense (Note C)	(6)	(105)	—	(111)	—

Net loss	(5,225)	(5,713)	(8,328)	(10,938)	(16,408)
Other comprehensive loss:
Foreign currency translation	34	—	4	34	9

Comprehensive loss	(5,191)	(5,713)	(8,324)	(10,904)	(16,399)
Net loss applicable to ordinary shareholders:
Net loss	(5,225)	(5,713)	(8,328)	(10,938)	(16,408)
Preferred shares:
Cumulative preferred share dividends	(507)	(507)	(502)	(1,014)	(991)
Accretion of preferred shares	(385)	(362)	(299)	(747)	(574)

Net loss applicable to ordinary shareholders:	(6,117)	(6,582)	(9,129)	(12,699)	(17,973)

Basic and diluted loss per ADS (Note D):
Basic and diluted:
Net loss	(0.13)	(0.14)	(0.20)	(0.27)	(0.39)

Basic and diluted weighted average number of ADSs outstanding (Note D)	47,854,878	46,956,590	45,899,282	47,405,734	45,709,940

Basic and diluted loss per ordinary share:
Basic and diluted:
Net loss	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)

Basic and diluted weighted average number of ordinary shares outstanding	717,823,169	704,348,844	688,489,240	711,086,007	685,649,100

Note A:	Includes $418, $228 and $38 inventory write-down in the three months ended October 31, 2007, July 31, 2007 and October 31, 2006, respectively. Includes $646 and $38 inventory write-down for the six months ended October 31, 2007 and 2006, respectively.
Note B:	Includes charges of $92, $132 and $607 associated with headcount reductions, primarily in the Company’s Hong Kong operations, in the three months ended October 31, 2007, July 31, 2007 and October 31, 2006, respectively.
Note C:	The amount for the fiscal period of 2007 mainly represents provision for the Hong Kong profits tax concerning a tax dispute for the fiscal year 2000.
Note D:	On December 8, 2006, the Company announced an intention to change the ADS ratio from 5 ordinary shares per 1 ADS to 15 ordinary shares per 1 ADS, representing the equivalent of a 1-for-3 reverse split. The new ADS ratio had taken effect at the close of business on December 22, 2006 and the new ADS ratio had in place at beginning of the next business day on December 26, 2006. The basic and diluted loss per ADS has been prepared on the number of ADS after the reverse share split.

ASAT Holdings Limited

Condensed Consolidated Balance Sheets

(USD in thousands)

As of October 31, 2007, July 31, 2007 and October 31, 2006

	October 31, 2007 (Unaudited)	July 31, 2007 (Unaudited)	October 31, 2006 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	6,237	9,765	8,742
Current portion of restricted cash	900	900	—
Accounts receivable, net	19,037	17,590	23,663
Inventories	16,048	13,504	18,361
Prepaid expenses and other current assets	6,321	5,411	4,119

Total current assets	48,543	47,170	54,885

Restricted cash	—	900	3,320
Property, plant & equipment, net	70,729	75,857	85,735
Deferred charges, net	7,808	4,931	5,968
Other non-current assets	5,146	5,067	5,007

Total assets	132,226	133,925	154,915

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank facilities	3,964	1,331	2,533
Accounts payable	31,209	29,228	29,977
Accrued liabilities and other payable	19,567	22,781	24,031
Amount due to QPL	3,174	2,418	2,191
Current portion of capital lease obligations	1,615	1,724	1,769

Total current liabilities	59,529	57,482	60,501

Other payable, net of current portion	3,129	2,602	—
Long-term bank facilities	—	2,588	—
Purchase money loan	9,378	8,796	7,256
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	105	406	1,639

Total liabilities	222,141	221,874	219,396

Series A Redeemable Convertible Preferred Shares	6,487	6,105	5,085

Shareholders’ deficit:
Common stock	7,378	7,114	7,010
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	248,571	245,992	246,269
Accumulated deficits	(352,130)	(346,905)	(322,560)
Accumulated other comprehensive loss	(150)	(184)	(214)

Total shareholders’ deficit	(96,402)	(94,054)	(69,566)

Total liabilities and shareholders’ deficit	132,226	133,925	154,915

ASAT Holdings Limited

Condensed Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended October 31, 2007, July 31, 2007 and October 31, 2006, and

for the six months ended October 31, 2007 and October 31, 2006

	Three Months Ended			Six Months Ended
	October 31, 2007 (Unaudited)	July 31, 2007 (Unaudited)	October 31, 2006 (Unaudited)	October 31, 2007 (Unaudited)	October 31, 2006 (Unaudited)
Operating activities:
Net loss	(5,225)	(5,713)	(8,328)	(10,938)	(16,408)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	5,618	5,674	5,912	11,292	11,827
Deferred charges and debt discount	841	892	997	1,733	2,021
(Gain) loss on disposal of property, plant and equipment	(55)	2	1	(53)	4
Unrealized foreign exchange loss	45	82	—	127	—
Amortization of stock-based compensation	89	282	223	371	541

Changes in operating assets and liabilities:
Accounts receivable, net	(1,447)	114	(916)	(1,333)	5,944
Restricted cash	900	—	—	900	—
Inventories	(2,536)	(120)	3,618	(2,656)	4,875
Prepaid expenses and other current assets	(910)	(240)	3,354	(1,150)	3,965
Other non-current assets	(79)	(59)	(542)	(138)	(737)
Accounts payable	4,896	2,327	(3,826)	7,223	(2,933)
Accrued liabilities and other payable	(3,214)	336	(1,247)	(2,878)	333
Amount due to QPL	756	(114)	(1,532)	642	(3,635)
Other payable, net of current portion	527	516	—	1,043	—

Net cash provided by (used in) operating activities	206	3,979	(2,286)	4,185	5,797

Investing activities:
Proceeds from disposal of property, plant and equipment	71	—	—	71	—
Acquisition of property, plant and equipment	(3,430)	(1,089)	(4,144)	(4,519)	(10,820)

Net cash used in investing activities	(3,359)	(1,089)	(4,144)	(4,448)	(10,820)

Financing activities:
Proceeds from warrant and preferred shares exercised	1	—	—	1	—
Proceeds from draw down of new loan	—	—	2,533	—	2,533
Repayment of capital lease obligations	(410)	(450)	(755)	(860)	(1,182)
Proceeds from right offering	—	—	—	—	490

Net cash (used in) provided by financing activities	(409)	(450)	1,778	(859)	1,841

Net (decrease) increase in cash and cash equivalents	(3,562)	2,440	(4,652)	(1,122)	(3,182)
Cash and cash equivalents at beginning of period	9,765	7,325	13,390	7,325	11,915
Effects of foreign exchange rates change	34	—	4	34	9

Cash and cash equivalents at end of period	6,237	9,765	8,742	6,237	8,742

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	7,103	86	7,030	7,189	7,150
Income taxes	134	172	—	306	—